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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AccessAlpha Worldwide LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W Lake St., Suite 1700
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert LeClercq, President & CFO — (312) 585-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 WEST WACKER DR. 6TH FLOOR	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert LeClercq, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AccessAlpha Worldwide LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN B MCGUINNESS
Official Seal
Notary Public – State of Illinois
My Commission Expires Oct 19, 2021

Signature

President & CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FGMK

Identifying opportunities. Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Accessalpha Worldwide, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Accessalpha Worldwide, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. This supplementary information is the responsibility of Company's management. Our audit procedures included determining whether the supplementary information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplementary information presented in Schedules I, II, and III. In forming our opinion, we evaluated whether the supplementary information in Schedules I, II, and III, including its form and content, are presented in conformity with 17 C.F.R. § 240.17A-5. In our opinion, the supplementary information in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

FGMK, LLC

We have served as the Company's auditor since 2015.

Chicago, Illinois
February 24, 2020

ACCESSALPHA WORLDWIDE LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019

Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934

PUBLIC DOCUMENT

ACCESSALPHA WORLDWIDE LLC

TABLE OF CONTENTS

DECEMBER 31, 2019

ACCESSALPHA WORLDWIDE LLC

Statement of Financial Condition

December 31, 2019

ASSETS

ASSETS		
Cash	$	10,259
Prepaid expenses		7,073
Security deposits		1,900
TOTAL ASSETS	$	19,232

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	0
MEMBERS' EQUITY	$	19,232
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	19,232

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC

Statement of Operations

For the Year Ended December 31, 2019

REVENUES FROM CONTRACTS WITH CUSTOMERS		
Introductory fees	$	186,645
Consulting income		73,500
		260,145
EXPENSES		
Partner compensation		64,676
Professional fees		151,821
Travel, net of reimbursement		1,410
Occupancy		51,587
Insurance and bonds		66,846
Other expenses		6,390
		342,730
Net loss	($	82,585)

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC

Statement of Changes in
Members' Equity

For the Year Ended December 31, 2019

	Class A	Class B	Total
Balance – January 1, 2019	$ 12,772	$ 17,650	$ 30,422
Member Contributions	71,395	-	71,395
Net Loss	(64,935)	(17,650)	(82,585)
Balance – December 31, 2019	$ 19,232	$ 0	$ 19,232

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC

Statement of Cash Flows

For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		($ 82,585)
Adjustment to reconcile net loss to net cash used in operating activities:		
In-kind capital contributions	10,000	
(Increase) decrease in operating assets:		
Prepaid expenses	6,151	
Security deposits	4,800	
Decrease in operating liabilities:		
Accrued expenses	(14,600)	
Total adjustments		(6,351)
Net cash used in operating activities		(76,234)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions		61,395
Net decrease in cash		(14,839)
Cash, beginning of year		25,098
Cash, end of year		$ 10,259

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1 – ORGANIZATION and NATURE OF BUSINESS

AccessAlpha Worldwide LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and with the Financial Industry Regulatory Authority ("FINRA"). The Company was formed on July 20, 2006 as a Delaware limited liability company. The Company operates as a partnership.

The Company's revenue is derived from three major sources: Introductory Fees – compensation earned in exchange for making qualified introduction to prospective institutional investors; Project Fees – compensation earned pursuant to market research or development of marketing materials or presentation messages; and Commission Income.

The Company does not hold any securities or funds of its customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company, in the normal course of business, maintains a checking account with a banking institution. Bank balances did not exceed Federal Deposit Insurance Corporation's insurance limits at December 31, 2019.

Securities

As a non-carrying, non-clearing dealer, the Company does not receive or hold customer funds or safe keep customer securities.

Accounts Receivable
Accounts receivable represent unconditional rights to consideration from customers. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. Management individually reviews past due accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any that will not be collected. Additionally, management assesses the remaining balance of accounts receivable based on experience and an assessment of future economic conditions to determine its best estimate of the portion that will not be collected.

Revenue Recognition

Revenue from contracts with customers includes introductory fees and consulting fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

Introductory fees. The Company makes introductions to institutional investors on behalf of its customers. Each time an investor makes an investment with one of the Company's customers, the Company charges an introductory fee. The Company may receive an introductory fee paid by the customer up front, over time, or a combination thereof. The Company believes that its performance obligation is the sale of fund offerings to investors and as such this is fulfilled on the contract date. Any fixed and certain amounts are recognized on the contract date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the investments at future points in time as well as the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually quarterly.

Consulting fees. The Company assists its customers with creation of marketing materials and product development, among other project work. Each time the Company begins this consulting service, the Company charges a consulting fee. The Company will receive a consulting fee paid by the customer up front, over time, or a combination thereof. The Company believes that its performance obligation is the initiation of said consulting project and is such fulfilled on the contract date. Any fixed and certain amounts are recognized on the contract date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on subsequent activities at future points in time, which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the future activities are known, which is stated in individual contracts.

Basis of Accounting and Income Taxes

The Company prepares its financial statements using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America while using the cash method of accounting for income tax purposes. Differences are generally applicable to accounts receivable, accrued expenses, accounts payable and depreciation/amortization expense (depreciation and amortization, for income tax purposes, are computed using IRS guidelines). The Company elected to report its income and expenses as a partnership. Accordingly, the Company does not incur any federal income tax for either book or tax purposes. The net income or net loss is reported by the Company's members pursuant to their specific ownership percentage. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income, as defined by Illinois income tax law, and the Company is responsible for the computed Illinois replacement tax, if any. Currently, Illinois does not allow for the carryback or carryforward of net operating losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with its short-term leases on a straight-line basis over the lease term.

NOTE 3 – CONCENTRATION OF RISK

Concentration of Business Risk – due to the size of the Company, AccessAlpha Worldwide LLC concentrates its business to a small number of customers. The terms and length of rendered service and relationship largely depends on the operational projects of the customer. During 2019, 100% of the Company's revenue was derived from five customers.

Concentration of Credit Risk – Due to the nature of the Company's business, and because the Company does not hold funds of customers or clear investment transactions of its customers, the Company believes it does not have any credit risk.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 (the "Act") uniform net capital rule, which requires the maintenance of minimum $5,000 net capital (as defined) or 6 2/3 percent of "aggregate indebtedness", whichever is greater, and requires that the ratio of aggregated indebtedness to net capital not to exceed 15 to 1 as these terms are defined. At December 31, 2019, the Company had net capital of $10,259 of which $5,259 was in excess of its required net capital. At December 31, 2019, the Company's aggregate indebtedness to net capital ratio was 0.

The minimum capital requirements may effectively restrict the withdrawal of members' equity.

NOTE 5 – MEMBERS' EQUITY

The Company operates under a restated and amended operating agreement effective December 31, 2016. Under the restated agreement, the Company has created two unit classes, Class A units and Class B units. Class A units represent a membership interest in the Company, including any and all benefits to which a Member may be entitled to under the agreement and the obligations of a Member under the agreement. Class B units include a 100% interest in revenues as defined in the agreement. Class B units will be paid 100% of the revenues after any outstanding liabilities incurred or resulting from activities prior to the effective date of the amended and restated operating agreement. Class B units, having no value as of December 31, 2019, were retired.

NOTE 6 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are available to be issued. The Company has evaluated subsequent events through February 24, 2020, which is the date the financial statements were available for issue, and is not aware of any material subsequent events occurring during this period.

ACCESSALPHA WORLDWIDE LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
As of December 31, 2019

NET CAPITAL			
Members' equity		$	19,232
Additions			-
Deductions			
Nonallowable assets			
Prepaid expenses	7,073		
Security deposits	1,900		
			(8,973)
Net Capital		$	10,259
AGGREGATED INDEBTEDNESS			
Total liabilities		$	0
Aggregate Indebtedness		$	0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)			
		$	5,000
EXCESS NET CAPITAL		$	5,259
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			0

There were no material differences between the preceding computation and the Company's corresponding unaudited FOCUS report, Part II of Form X-17A-5 as of December 31, 2019.

ACCESSALPHA WORLDWIDE LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019 **Schedule II**

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof, and was in compliance with the conditions of the exemption at December 31, 2019.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019 **Schedule III**

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof, and was in compliance with the conditions of the exemption at December 31, 2019.

See Report of Independent Registered Public Accounting Firm.

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Accessalpha Worldwide, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Accessalpha Worldwide, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Accessalpha Worldwide, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Accessalpha Worldwide, LLC stated that Accessalpha Worldwide, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Accessalpha Worldwide, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Accessalpha Worldwide, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

FGMK, LLC

Chicago, Illinois
February 24, 2020

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

AccessAlpha
Worldwide LLC

Exemption Report
February 24, 2020

AccessAlpha Worldwide LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. AccessAlpha Worldwide LLC is exempt from the requirements of SEC Rule 15c3-3 pursuant to paragraph 15c3-3(k)(2)(i)
2. AccessAlpha Worldwide LLC has met the exemption provisions throughout 2019 without exception.

Robert R. LeClercq
President, CFO